

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2018

Dmitrij Ozolins
Chief Financial Officer
Quest Management Inc.
1 Kalnu iela
Malta, LV-4630
Latvia

  Re: Quest Management Inc.
    Form 10-K for the Year Ended October 31, 2017
    Filed February 13, 2018
    File No. 333-201215

Dear Mr. Ozolins:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Melissa Raminpour for

        Lyn Shenk
        Accounting Branch Chief
        Office of Transportation and Leisure